UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                               HEARx Ltd.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                             422360107
                           (CUSIP Number)

                         Kenneth G. Langone
                          375 Park Avenue
                      New York, New York 10152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              May 7, 1996
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Kenneth G. Langone
___________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) [ ]   (b) [ ]
___________________________________________________________________
3  SEC USE ONLY

___________________________________________________________________
4  SOURCE OF FUNDS*
          PF

___________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or (e) [ ]
___________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
___________________________________________________________________
               7    SOLE VOTING POWER

 NUMBER OF     3,224,332 shares of Common Stock underlying
               currently exercisable warrants.
  SHARES       ____________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

 OWNED BY      - 0 - shares
  EACH         ____________________________________________________
REPORTING      9    SOLE DISPOSITIVE POWER

 PERSON        3,224,332 shares of Common Stock underlying
  WITH         currently exercisable warrants.
___________________________________________________________________
               10   SHARED DISPOSITIVE POWER

               - 0 - shares
___________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,224,332 shares of Common Stock underlying currently
   exercisable warrants.
   ________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*            [ ]
___________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.66%
___________________________________________________________________
14 TYPE OF REPORTING PERSON*
          IN
___________________________________________________________________
               *SEE INSTRUCTIONS BEFORE FILLING OUT!





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          Reference is made to the Schedule 13D previously filed
under date of February 5, 1996 (the "Schedule 13D") by Kenneth G. Langone (the "Filing Person"), relating to the Common Stock, $.10 par value (the "Common Stock") of HEARx Ltd., a Delaware Corporation (the "Issuer"). Capitalized terms used and not defined herein will have the meanings given to them in the Schedule 13D

Item 4.   Purpose of the Transaction.

          On May 7, 1996, holders of a majority of the Issuer's 1996 Senior Preferred Stock ("1996 Preferred"), including the Filing Person, delivered their written consent (the "Consent") to the issuance by the Issuer of one or more newly designated series of convertible preferred stock in offerings under Regulation D and Regulation S under the Securities Act of 1933, as amended, in an aggregate amount not to exceed $30,000,000 (the "Permitted Offerings"). The Consent was conditioned on the occurrence of the following immediately upon the first closing relating to any of the Permitted Offerings: (i) the Issuer applying $6,000,000 from the proceeds of the Permitted Offerings and/or otherwise available funds to redeem all outstanding 1996 Preferred; (ii) the payment by the Issuer of certain legal fees and (iii) the delivery by the Issuer of its agreement (the "Issuer Agreement") that: (a) it shall, within ten days of the date of the Consent, issue to the holders of the Issuer's Class A Warrants additional warrants (the "Additional Class A Warrants") to purchase an aggregate of 161,390 shares of Common Stock, which shall have terms identical to the Class A Warrants; (b) it shall, within ten days of the date of the Consent, issue and deliver to the holders of the $.63 Warrants additional warrants (the "Additional $.63 Warrants") to purchase a total of 33,278 shares of Common Stock, which shall have terms identical to the $.63 Warrants and (iii) Invemed shall have no obligation to transfer the $.63 Director Warrants to the Company.

          In accordance with the terms of the Consent, on May 7, 1996, the Company redeemed all 1996 Preferred at the redemption price of $1,000 per share, and delivered the Issuer Agreement. In connection with the redemption of the Senior Preferred, the Class B Warrants were also redeemed at a redemption price of $.01 per share. As a result, the Filing Person received $1,000,000 for the redemption of his 1,000 shares of 1996 Preferred, and $6,666.67 for the redemption of Class B Warrants to purchase 666,667 shares of Common Stock. In addition, pursuant to the Issuer Agreement, the Filing Person received 26,898 Additional Class A Warrants and 20,102 Additional $.63 Warrants.

          The Filing Person and other Investors consented to certain changes in the terms of the Registration Rights Agreement for the benefit of purchasers of the Company's 1996 Convertible Preferred Stock, Series B-1 and Series B-2 (the "Registration Rights Consent"). The Consent and the Registration Rights Consent are filed as exhibits hereto. The form of Issuer Agreement is included as Attachment A to the Consent.






Item 5.   Interest in Securities of the Issuer.

          (a) The Filing Person beneficially owns 3,224,332 shares of Issuer Common Stock, which includes 1,818,182 shares underlying the Class A Warrants, 26,898 shares underlying the Additional Class A Warrants, 1,359,150 shares underlying the $.63 Warrants and 20,102 shares underlying the Additional $.63 Warrants. The shares beneficially owned by the Filing Person constitute 4.66% of the Company's outstanding Common Stock, assuming exercise of all of the Issuer's warrants held by the Filing Person. Including the Filing Person's holdings, upon the initial issuance of Issuer securities under the SPA, 1,117 shares of 1996 Preferred, 2,030,909 Class A Warrants, 774,667 Class B Warrants and 1,950,000 $.63 Warrants were beneficially owned in the aggregate by the executive officers and directors of Invemed and the stockholders of Invemed's parent corporation. As a result of the transactions described in Item 4 above, these persons beneficially own 2,030,909 Class A Warrants, 30,045 Additional Class A Warrants, 1,950,000 $.63 Warrants and 28,841 Additional $.63 Warrants. Following the Company's agreement that the $.63 Director Warrants need not be returned to the Issuer, Invemed transferred the $.63 Director Warrants and $.63 Additional Warrants to purchase 3,698 shares of Common Stock (issued in respect of the $.63 Director Warrants in accordance with the terms of the Issuer Agreement) to an unaffiliated third party to whom it undertook to transfer the $.63 Director Warrants in connection with the initial investment by the Investors in the Issuer's securities.

          (b) The Filing Person has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the reported shares.

          (c) See Item 4 for information as to the Filing Person's transactions in Issuer securities on May 7, 1996.

          (e) The Filing Person ceased to be beneficial owner of more than five percent of the Common Stock on March 15, 1996 as a result of the conversion of all of the Issuer's then outstanding Preferred Stock (other than the 1996 Preferred) into Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Item 4.

Item 7.   Material to Be Filed as Exhibits.

          a) Consent, dated May 7, 1996 of the holders of a majority of the 1996 Preferred.

          b) Consent letter, dated May 7, 1996, relating to the Registration Rights Agreement.


                             SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              May 23, 1996
                                 (Date)


                             /s/Kenneth G. Langone
                               (Signature)
                             Kenneth G. Langone



















































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                              Exhibit (a)
   Written Consent of Holders of a Majority of the Shares of 1996
Senior Preferred Stock, par value $1.00 per share, of HEARx Ltd.


   The undersigned, as holders of a majority of the outstanding shares of 1996 Senior Preferred Stock, $1.00 par value (the "1996 Senior Preferred Stock"), of HEARx, Ltd. (the "Company"), hereby consent to the issuance by the Company of one or more newly designated series of convertible Preferred Stock in offerings made pursuant to Regulation S and Regulation D promulgated under the Securities Act of 1933, as amended (the "Offerings"), in an aggregate amount not to exceed $30,000,000, provided that immediately upon the first closing relating to any of the Offerings, (i) the Company shall apply $6,000,000 from the proceeds of the Offering and/or otherwise available funds to redeem, and shall redeem, all outstanding 1996 Senior Preferred Stock in accordance with the Certificate of Designations, Preferences and Rights of the 1996 Senior Preferred Stock (the "Certificate") filed with the Secretary of State of the State of Delaware on January 26, 1996; (ii) the Company shall pay all unpaid legal fees of Morgan, Lewis & Bockius LLP (a) payable pursuant to Section 8.6 of the Stock Purchase Agreement, dated January 26, 1996, between the Company and the Investors (as defined therein) (the "Stock Purchase Agreement") and (b) in connection with their review and preparation of documentation with respect to this consent and related matters; and (iii) the Company shall deliver to the Investors (as defined in the Stock Purchase Agreement) its agreement in the form attached hereto as Attachment A that: (x) it shall, within 10 days of the date hereof, issue and deliver to the holders of the Class A Warrants sold pursuant to the Stock Purchase Agreement (the "Class A Warrants") additional warrants to purchase a total of 161,390 shares of Common Stock of the Company, $.10 par value (the "Additional Class A Warrants"), which shall have terms identical to the Class A Warrants (the number of shares underlying the Additional Class A Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Class A Warrants currently held by such holder bears to the total number of shares underlying all Class A Warrants currently outstanding); (y) it shall, within 10 days of the date hereof, issue and deliver to the holders of the Invemed Warrants (as defined in the Stock Purchase Agreement), additional warrants to purchase a total of 32,278 shares of Common Stock of the Company, $.10 par value (the "Additional Invemed Warrants"), which shall have terms identical to the Invemed Warrants (the number of shares underlying the Additional Invemed Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Invemed Warrants currently held by such holder bears to the total number of shares underlying all Invemed Warrants currently outstanding); and (z) Invemed has no obligation to return any Invemed Warrants to the Company pursuant to Section 6.1 of the Stock Purchase Agreement (with respect to Clauses (x) and (y) above, the number of shares underlying of warrants issued to each holder shall be subject to adjustment by Invemed Associates, Inc. to eliminate fractions).






   We hereby waive the requirement in the Certificate that notice of redemption of the 1996 Senior Preferred Stock be given 10 days prior to the date fixed for redemption.

   This consent may be executed in one or more counterparts, and shall be effective when at least one counterpart has been executed by each of the undersigned.

   IN WITNESS WHEREOF, the undersigned have executed this Consent as of May 7, 1996.

No. of Shares:    1,000            /s/ Stanley Druckenmiller
                                   Stanley Druckenmiller



No. of Shares:    1,000            /s/ Kenneth G. Langone
                                   Kenneth G. Langone



No. of Shares:    1,540            /s/ George Soros
                                   George Soros





































                            Attachment A

To the Investors listed on Schedule A (the "Investors") of the
Stock Purchase Agreement by and among HEARx Ltd. (the "Company"),
Invemed Associates, Inc. ("Invemed") and the Investors, dated
January 26, 1996 (the "Stock Purchase Agreement"):

We have asked the holders of a majority of the outstanding 1996 Preferred Stock, par value $1.00 per share, to consent to certain offerings of Preferred Stock of the Company pursuant to Regulations D and S promulgated under the Securities Act of 1933, as amended. In consideration of the delivery of such consent, the receipt of which is hereby acknowledged, we hereby agree as follows:

     1. The Company shall, within 10 days of the date hereof, issue and deliver to the holders of the Class A Warrants sold pursuant to the Stock Purchase Agreement (the "Class A Warrants") additional warrants to purchase a total of 161,390 shares of Common Stock of the Company, $.10 par value (the "Additional Class A Warrants"), which shall have terms identical to the Class A Warrants (the number of shares underlying the Additional Class A Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Class A Warrants currently held by such holder bears to the total number of shares underlying all Class A Warrants currently outstanding). The number of shares underlying warrants issued to each holder shall be subject to adjustment by Invemed Associates, Inc. to eliminate fractions.

     2. The Company shall, within 10 days of the date hereof, issue and deliver to the holders of the Invemed Warrants (as defined in the Stock Purchase Agreement), additional warrants to purchase a total of 33,278 shares of Common Stock of the Company, $.10 par value (the "Additional Invemed Warrants"), which shall have terms identical to the Invemed Warrants (the number of shares underlying the Additional Invemed Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Invemed Warrants currently held by such holder bears to the total number of shares underlying all Invemed Warrants currently outstanding). The number of shares underlying warrants issued to each holder shall be subject to adjustment by Invemed Associates, Inc. to eliminate fractions.

     3. Invemed Associates, Inc. has no obligation to return any Invemed Warrants to the Company pursuant to Section 6.1 of the Stock Purchase Agreement.


Very truly yours,

HEARx, Ltd.


                                                  Dated:  May __, 1996
By:  Paul A. Brown, M.D., President





                             Exhibit (b)

HEARx Ltd.
471 Spencer Drive
West Palm Beach, FL  33049


Ladies and Gentlemen:


In order to induce those potential investors in the proposed equity financing by HEARx Ltd. (the "Company") involving the issuance of 1996 Convertible Preferred Stock, Series B-1 and Series B-2 (the "Financing"), to proceed with their investment, the undersigned holders of at least 66 2/3% of the "Registrable Securities," as such term is defined in the Registration Rights Agreement, dated January 26, 1996, by and among the Company, Invemed Associates, Inc. ("Invemed") and the Investors (the "Investors") listed therein (the "January Registration Rights Agreement") hereby agree as follows, provided that (i) all of the Company's 1996 Preferred Stock, par value $1.00 per share, has been redeemed by the Company in accordance with the Certificate of Designations, Preferences and Rights of the 1996 Preferred Stock, par value $1.00 per share, of the Company, filed with the Secretary of State of the State of Delaware on January 26, 1996 and (ii) the Company shall deliver to Invemed and the Investors its agreement, in the form attached as Attachment A to the Written Consent of Holders of a Majority of the Shares of 1996 Senior Preferred Stock, par value $1.00 per share, of the Company, of even date herewith, that: (x) it shall, within 10 days of the date hereof, issue and deliver to the holders of the Class A Warrants (the "Class A Warrants") sold pursuant to the Stock Purchase Agreement, dated January 26, 1996, among the Company, Invemed and the Investors (the "Stock Purchase Agreement") additional warrants to purchase a total of 161,390 shares of Common Stock of the Company, $.10 par value (the "Additional Class A Warrants"), which shall have terms identical to the Class A Warrants (the number of shares underlying the Additional Class A Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Class A Warrants currently held by such holder bears to the total number of shares underlying all Class A Warrants currently outstanding); (y) it shall, within 10 days of the date hereof, issue and deliver to the holders of the Invemed Warrants (as defined in the Stock Purchase Agreement), additional warrants to purchase a total of 32,278 shares of Common Stock of the Company, $.10 par value (the "Additional Invemed Warrants"), which shall have terms identical to the Invemed Warrants (the number of shares underlying the Additional Invemed Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Invemed Warrants currently held by such holder bears to the total number of shares underlying all Invemed Warrants currently outstanding); and (z) Invemed has no obligation to return any Invemed Warrants to the Company pursuant to Section 6.1 of the Stock Purchase Agreement (with respect to Clauses (x) and (y) above, the number of shares underlying warrants issued to each holder shall be subject to adjustment by Invemed to eliminate fractions):



     1. The holders of registration rights pursuant to a Registration Rights Agreement to be executed in connection with the Financing (the "Financing Holders") may exercise one demand registration right that excludes any securities that holders of Registrable Securities could otherwise include in such registration by virtue of "piggyback" registration rights that holders of Registrable Securities now hold, provided, that the holders of Registrable Securities may exclude from a demand registration initiated by holders of Registrable Securities, securities the Financing Holders may otherwise include by virtue of their "piggyback" registration rights.

     2. The holders of the 1996 Convertible Preferred Stock, Series B-1 and Series B-2 shall not be subject to the limitation set forth in paragraph 4(b) of the January Registration Rights Agreement so long as any public sale or distribution of Common Stock by such holders is (a) pursuant to the Form S-3 registration statement contemplated by paragraph 2(a) of the Registration Rights Agreement attached hereto as Exhibit A (but the attachment of such agreement hereto shall not constitute our approval of any of the terms set forth therein); or (b) pursuant to Rule 144 under the Securities Act of 1933.

 This letter may be executed in one or more counterparts, and shall be effective when at least one counterpart has been executed by holders of 66 2/3% of the Registrable Securities

The undersigned have executed this consent letter as of the 7th day of May, 1996.


Very truly yours,


                                        No. of Registrable
                                            Securities


/s/ George Soros                             3,826,666
George Soros



/s/ Stanley Druckenmiller                    2,484,849
Stanley Druckenmiller



/s/ Gary Gladstein                             621,213
Gary Gladstein



/s/ Elizabeth Larson                           745,455
Elizabeth Larson





/s/ Kenneth G. Langone                       3,844,999
Kenneth G. Langone



                                               248,485
Bruce M. Langone


/s/ Cristina H. Kepner                         583,227
Cristina H. Kepner



/s/ Carlisle Jones                             174,242
Carlisle Jones



/s/ Harris Berenholz                           174,242
Harris Berenholz






































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